    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1998

                                                    REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  REMEC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               CALIFORNIA                                 3812                                 95-3814301
      (STATE OR OTHER JURISDICTION            (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)            CLASSIFIED CODE NUMBER)                   IDENTIFICATION NO.)

       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            RONALD E. RAGLAND, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                VICTOR A. HEBERT                                DOUGLAS J. REIN
                PAUL H. GREINER                           GRAY CARY WARE & FREIDENRICH
        HELLER EHRMAN WHITE & MCAULIFFE                 4365 EXECUTIVE DRIVE, SUITE 1600
           601 SOUTH FIGUEROA STREET                    SAN DIEGO, CALIFORNIA 92121-2189
       LOS ANGELES, CALIFORNIA 90017-5758                        (619) 677-1400
                 (213) 689-0200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                 PROPOSED MAXIMUM
                                                     AGGREGATE     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF                           OFFERING          AGGREGATE
          SECURITIES             AMOUNT TO BE        PRICE PER         OFFERING          AMOUNT OF
       TO BE REGISTERED          REGISTERED(1)       SHARE(2)          PRICE(2)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01
  per share...................     2,645,000          $26.50          $70,092,500         $20,678
======================================================================================================

(1) Includes 345,000 shares which the Underwriters will be granted the option to purchase to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Registrant's Common Stock on February 3, 1998, as reported on the Nasdaq National Market.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                  REMEC, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-3

  1.  Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus....................  Facing Page of Registration
                                                            Statement, Outside Front Cover Page

  2.  Inside Front Cover and Outside Back Cover Pages of
        Prospectus........................................  Inside Front and Outside Back Cover
                                                            Pages

  3.  Summary Information, Risk Factors, and Ratio of
        Earnings to Fixed Charges.........................  Prospectus Summary; Risk Factors

  4.  Use of Proceeds.....................................  Use of Proceeds

  5.  Determination of Offering Price.....................  Outside Front Cover Page;
                                                            Underwriting

  6.  Dilution............................................  Not Applicable

  7.  Selling Security Holders............................  Principal and Selling Shareholders

  8.  Plan of Distribution................................  Outside Front and Inside Front
                                                            Cover Pages; Underwriting

  9.  Description of Securities to be Registered..........  Not Applicable

 10.  Interests of Named Experts and Counsel..............  Legal Matters

 11.  Material Changes....................................  Selected Financial Data;
                                                            Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations; Business;
                                                            Financial Statements

 12.  Incorporation of Certain Information by Reference...  Incorporation of Certain Documents
                                                            by Reference

 13.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities....................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 1998
PROSPECTUS
                                2,300,000 Shares

                                   REMEC LOGO
                                  Common Stock
                            ------------------------

     Of the 2,300,000 shares of Common Stock offered hereby, 1,300,000 shares are being sold by REMEC, Inc. ("REMEC" or the "Company") and 1,000,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Common Stock is traded on the Nasdaq National Market under the symbol "REMC." On February 3, 1998, the last reported sale price for the Company's Common Stock was $26.3125 per share. See "Price Range of Common Stock."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF COMMON STOCK
OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                                   UNDERWRITING                         PROCEEDS TO
                                                   DISCOUNTS AND      PROCEEDS TO         SELLING
                                PRICE TO PUBLIC   COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------------
Per Share.....................         $                 $                 $                 $
------------------------------------------------------------------------------------------------------
Total(3)......................         $                 $                 $                 $
======================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated to be $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 345,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company
    and Proceeds to Selling Shareholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery at the offices of Needham & Company, Inc.,
445 Park Avenue, New York, New York 10022, on or about           , 1998.
                            ------------------------

NEEDHAM & COMPANY, INC.
                                CIBC OPPENHEIMER
                                                       A.G. EDWARDS & SONS, INC.

               The date of this Prospectus is             , 1998

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files proxy statements, annual reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such material concerning the Company is available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10008 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1993, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission at its principal office in Washington, D.C. after payment of fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company (File No. 0-027414) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended January 31, 1997 and all amendments thereto on Form 10-K/A; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 4, 1997, August 1, 1997 and October 31, 1997; and (3) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on December 13, 1995.

    Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, REMEC, Inc., 9404 Chesapeake Drive, San Diego, California 92123, (619) 560-1301.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S SECURITIES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus.

                                  THE COMPANY

     REMEC is a leader in the design and manufacture of microwave multi-function modules ("MFMs") for microwave transmission systems used in commercial telecommunications and defense applications. The Company believes that its expertise in microwave transmission system components such as filters, amplifiers, mixers, switches and oscillators and its expertise in integrating these components into MFMs give REMEC a strong competitive position in the commercial wireless infrastructure equipment market. The Company's capabilities enable it to develop and manufacture MFMs with reduced size, weight, parts count and cost, and increased reliability and performance.

     The Company's products operate at radio (300 MHz to 1 GHz), microwave (1 GHz to 20 GHz) and millimeter wave (20 GHz to 50 GHz) frequencies (collectively referred to in this Prospectus as "microwave"). Modern wireless telecommunications systems employ microwave transmission technology pioneered in the defense industry. Microwave frequency bands have been used for emerging wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower frequency bands. Driven by technological advances and regulatory changes, demand for wireless telecommunications products has increased in recent years for applications such as mobile telephony (cellular and PCS), rural telephony (VSAT), paging, wireless cable, interactive television and wireless local loop. These emerging wireless applications require a large infrastructure of microwave transmission equipment such as base stations and point-to-point radios. The Company believes that the evolution of cellular and PCS infrastructure, as well as other wireless telecommunications systems, will require increased integration in order to reduce size, weight and cost and to increase reliability and producibility of base station equipment.

     An MFM typically consists of one or a number of microwave circuit boards and/or ceramic substrates mounted into a single package on which electronic components are interconnected to perform signal processing functions such as switching, amplification, frequency conversion and filtering. Integrating multiple functions into one assembly results in reduced packaging and interconnects, permits improved performance through optimal partitioning and implementation of functions, reduces product size and parts count and increases reliability at lower costs.

     REMEC's strategy is to maintain and enhance its core MFM technology leadership through selective participation in defense industry programs and to leverage this technology leadership by designing and manufacturing MFMs for original equipment manufacturers ("OEM") supplying wireless telecommunications infrastructure equipment. REMEC's customers for commercial wireless MFMs and components include P-COM, Inc., Digital Microwave Corporation, STM Wireless, Inc. and Alcatel Network Systems. REMEC's customers for defense microwave MFMs and components include Lockheed Martin Corporation, Motorola, Inc., Northrop Grumman Corporation, Raytheon Company (including business from Hughes Aircraft Co. and Texas Instruments which were acquired by Raytheon in 1997) and TRW Inc. As of January 31, 1998, REMEC's total backlog of $214.9 million was comprised of $136.0 million (63%) commercial wireless backlog and $78.9 million (37%) defense backlog.

     The Company pursues acquisitions to augment MFM technology by acquiring specialized component firms and to take advantage of opportunities to consolidate smaller, niche companies in a currently fragmented microwave equipment industry. Over the last two years, REMEC acquired Magnum Microwave Corporation (August 1996), Radian Technology, Inc. (February 1997), Verified Technical Corporation (March 1997), C&S Hybrid, Inc. (June 1997), Q-bit Corporation (October 1997), and Nanowave Technologies Inc. (October 1997). The Company believes that each of these acquired companies has industry leading niche microwave capabilities which further complement the Company's broad microwave technology base.

                                  THE OFFERING

Common Stock Offered by the Company...............  1,300,000 Shares
Common Stock Offered by the Selling Shareholders..  1,000,000 Shares
Common Stock to be Outstanding After the            22,482,651 Shares(1)
  Offering........................................
Use of Proceeds...................................  General corporate purposes, including working capital. See "Use of Proceeds."
Nasdaq National Market Symbol.....................  REMC

                        SUMMARY FINANCIAL INFORMATION(2)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     NINE MONTHS ENDED
                                            YEARS ENDED JANUARY 31,               ------------------------
                               -------------------------------------------------  NOVEMBER 3,  OCTOBER 31,
                                1993      1994       1995      1996       1997       1996         1997
                               -------   -------   --------   -------   --------  -----------  -----------
STATEMENTS OF OPERATIONS
  DATA:
Net sales....................  $62,627   $66,599   $ 81,978   $93,228   $118,554    $85,499     $ 111,850
Gross profit.................   19,744    21,172     23,984    27,056     32,895     23,868        33,989
Income from operations.......    6,355     6,517      6,271     6,429      8,941      6,915        12,118
Net income...................  $ 4,481   $ 4,496   $  3,287   $ 3,599   $  4,972    $ 3,977     $  10,791
Net income per share.........  $  0.29   $  0.34   $   0.25   $  0.28   $   0.30    $  0.24     $    0.50
Shares used in per share
  calculations...............   15,559    13,309     13,031    12,989     16,669     16,619        21,532

                                                          JANUARY 31, 1997       OCTOBER 31, 1997
                                                          ----------------   -------------------------
                                                               ACTUAL         ACTUAL    AS ADJUSTED(3)
                                                          ----------------   --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................      $ 63,172       $ 48,885      $ 80,860
Working capital.........................................        84,142         82,401       114,376
Total assets............................................       125,440        147,742       179,717
Long-term debt..........................................         2,493             --            --
Total shareholders' equity..............................       103,555        122,995       154,970

                                                                JANUARY 31, 1997     JANUARY 31, 1998
                                                                ----------------     ----------------
BACKLOG(4):
Commercial....................................................      $ 75,118             $136,005
Defense.......................................................        71,711               78,850
                                                                    --------             --------
          Total...............................................      $146,829             $214,855
                                                                    ========             ========

---------------
(1) Based on shares outstanding as of January 31, 1998. Does not include 1,686,539 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average price of $14.93 per share of which options to purchase 254,959 shares are currently exercisable.
(2) Includes statements of operations, balance sheet data and backlog of Magnum Microwave Corporation (acquired in August 1996), Radian Technology, Inc. (acquired February 1997), C&S Hybrid, Inc. (acquired June 1997) and Q-bit Corporation (acquired October 1997), each of which was accounted for as a pooling of interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) As adjusted to reflect the sale by the Company of 1,300,000 shares of Common Stock offered by the Company hereby at an assumed price of $26.3125 per share. See "Capitalization."
(4) Backlog is not necessarily indicative of future sales and is generally subject to cancellation. See "Risk Factors -- Backlog" and
    "Business -- Backlog."

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     The Company was incorporated in California in January 1983. The Company's executive offices are located at 9404 Chesapeake Drive, San Diego, California 92123. Its phone number at that address is (619) 560-1301.

                                  RISK FACTORS

     The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements. The Company's future operations, financial performance, business and share price may be affected by a number of factors, including the factors listed below, any of which could cause actual results to vary materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

DEPENDENCE ON COMMERCIAL WIRELESS TELECOMMUNICATIONS MARKET

     Historically, the Company's business has been almost exclusively focused on the defense market. The Company believes that its future growth depends on continued success in the commercial wireless telecommunications market. The Company believes that, while the technologies used in the defense and commercial industries are very similar, the two industries differ significantly in terms of the customer base, manufacturing requirements and lead times, the need to expend substantial resources for research and development without the assurance of reimbursement or recovery of those costs, and credit risks with customers. As a result, the Company is subject to risks inherent in the operation of a new business enterprise, including risks associated with attracting and servicing a new customer base, manufacturing products in a cost effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel with industry experience. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise.

     A number of the commercial markets for the Company's products in the wireless telecommunications area have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless telecommunications market applications for the Company's products may fail to develop or may erode for many different reasons, including insufficient growth to support expensive infrastructure equipment, insufficient consumer demand for wireless products or services because of pricing or otherwise, or real or perceived security risks associated with wireless communications. If the markets for the Company's products in commercial wireless telecommunications fail to grow, or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON DEFENSE MARKET

     A substantial portion of the Company's sales has been to the defense market. As a result, the Company's sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense spending cuts, general budgetary constraints or otherwise. The United States defense budget has been reduced over the last several years and may be further reduced. Fewer available defense industry production programs, coupled with continued pricing pressure on follow-on orders for programs on which the Company participates, caused sales of the Company's core defense products -- MFMs and components for microwave systems -- to decline from $35.3 million in the year ended January 31, 1994 to $27.5 million for the year ended January 31, 1997. The Company expects to continue to derive a substantial portion of its revenues from these business segments and to develop microwave products for defense applications. Failure of the Company to replace sales attributable to a significant defense program or contract at the end of that program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon the Company's business, financial condition and results of operations in subsequent periods. In addition, a large portion of the Company's expenses are fixed and difficult to reduce, thus magnifying the material adverse effect of any revenue shortfall. Also, defense contracts frequently contain provisions that are not standard in private commercial transactions, such as provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. For example, the government terminated a large defense program in December 1992 for which the Company had been supplying in excess of $4.0 million of products on an annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER CONCENTRATION AND EXCLUSIVITY

     The Company derives significant revenues from a limited group of customers, including, P-COM, Inc. ("P-COM"), STM Wireless, Inc. ("STM"), Digital Microwave Corporation ("Digital Microwave"), General Instrument Corporation ("General Instrument"), Northrop Grumman Corporation ("Northrop Grumman"), Motorola, Inc. ("Motorola"), ITT Industries ("ITT"), Raytheon Company ("Raytheon," including revenues from Hughes Aircraft Co. and Texas Instruments, portions of which were acquired by Raytheon in 1997), Lockheed Martin Corporation ("Lockheed Martin"), TRW Inc. ("TRW") and Alcatel Network Systems ("Alcatel"). As of January 31, 1998, these customers comprised 72% of total backlog, with Digital Microwave (22%) and Northrop Grumman (10%) being the only customers that accounted for more than 10% of total backlog as of such date. The Company anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments by any significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's products would materially adversely affect the Company's business, financial condition and results of operations. The Company has granted some of its customers exclusivity for certain products and expects that in order to enter into other significant relationships in the wireless telecommunications industry, customers will either expressly or implicitly require exclusivity on components used in their products. In entering into such exclusive arrangements, the Company may have to forego opportunities to supply products to competing companies. If the Company enters into exclusive relationships with customers who prove to be unsuccessful, the Company may be materially adversely affected and the Company may be unable then to establish relationships with the industry leaders. There can be no assurance that the Company will be able to locate, or negotiate acceptable arrangements with, significant customers or that its current or future arrangements with significant customers will continue or will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

INTEGRATION OF ACQUISITIONS

     The Company recently acquired two companies of significant size: C&S Hybrid, Inc. ("C&S Hybrid"), which was acquired in June 1997, and Q-bit Corporation ("Q-bit"), which was acquired in October 1997. The anticipated benefits of the acquisitions of C&S Hybrid and Q-bit will not be achieved unless these companies are successfully combined with the Company in an efficient and effective manner. The transition to a combined Company in which C&S Hybrid and Q-bit are wholly owned subsidiaries of the Company will require substantial attention from management, which has limited experience in integrating companies the size of REMEC, C&S Hybrid and Q-bit. In addition, the Company acquired in 1996 and 1997 Magnum Microwave Corporation ("Magnum"), Radian Technology, Inc. ("Radian"), Verified Technical Corporation ("Veritek") and Nanowave Technologies Inc. ("Nanowave"). The collective integration of Magnum, Radian, Veritek and Nanowave also will require substantial attention from management. The diversion of management attention and any difficulties encountered in the integration of Magnum, Radian, Veritek, C&S Hybrid, Q-bit and Nanowave as a group could have an adverse impact on the business, financial condition and results of operations of the Company. There can be no assurance that Magnum, Radian, Veritek, C&S Hybrid, Q-bit or Nanowave will be successfully integrated or that the consolidated operations of REMEC and its subsidiaries will be profitable. The Company will face similar risks in the integration of any future acquisitions.

MANAGEMENT OF GROWTH

     The growth in size and complexity of the Company's business and expansion of its product lines and customer base have placed, and are expected to continue to place, significant demands on the Company's management and operations. The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational and financial systems on a timely basis.

There can be no assurance that the Company will be able to manage its future growth, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly results have in the past been, and will continue to be, subject to significant variations due to a number of factors, any one of which could substantially affect the Company's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can vary due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by the Company, the Company's ability to obtain components and subassemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. In addition, with the decline in available defense industry production programs, the Company has placed more reliance on development contracts as a source of defense revenues, resulting in an increased susceptibility to fluctuations due to an increase in revenues from fixed price development contracts as a percentage of total revenues. Development contracts carry reduced gross margins and are typically for minimal hardware deliveries and sporadic non-hardware revenue items which results in fluctuating sales and gross margins. Accordingly, the Company's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance.

BACKLOG

     The Company's order backlog is subject to fluctuations and is not necessarily indicative of future sales. There can be no assurance that current order backlog will necessarily lead to sales in any future period. The Company's order backlog as of January 31, 1998 was approximately $214.9 million, approximately 63% of which was attributable to commercial customers and approximately 37% of which was attributable to defense customers. In certain circumstances, customers place purchase orders but release quantities incrementally against those purchase orders, subject to an agreed period of performance. At the time a purchase order is placed, the Company records the entire amount of the purchase order as backlog, even if the customer releases quantities incrementally against the purchase order. A substantial amount of the Company's order backlog can be canceled at any time without penalty, except, in some cases, the recovery of the Company's actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from customers of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE; LOSS OF INVESTMENT IN DESIGN AND ENGINEERING

     The Company's customers establish demanding specifications for product performance, reliability and cost. Certain contracts with its commercial customers and a significant portion of the Company's defense contracts are firm fixed-price ("FFP") contracts that provide for a predetermined fixed price for stipulated products, regardless of the costs incurred. The Company has made pricing commitments to certain customers in anticipation of achieving more cost effective product designs and introducing more widespread manufacturing automation. The Company faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of increased cost of materials, components or labor or otherwise. Manufacture of the Company's products is an extremely complex process. The Company has in the past experienced cost overruns on FFP contracts. There can be no assurance that cost overruns or problems with performance or reliability of Company products will not occur in the future. Any such cost overruns or performance problems may have a material adverse effect on the Company's business, financial condition and results of operation. In addition, the Company often makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive initial or follow-on orders may have a material adverse effect on the Company's business, financial condition and results of operations.

NECESSITY OF IMPLEMENTING HIGH VOLUME MANUFACTURING

     Historically, the volume of the Company's production requirements in the defense market was not sufficient to justify the widespread implementation of automated manufacturing processes. Fulfillment of substantial orders in the commercial wireless telecommunications industry will require continued increase in the Company's manufacturing capacity. There can be no assurance that the Company will be able to implement the desired automated manufacturing processes on a timely basis or at all or that, if implemented, such manufacturing processes will be sufficient to fulfill the Company's current and future production commitments in a cost effective manner or that the Company will obtain a sufficient amount of high volume orders to absorb the capital costs incurred.

COMPETITION

     The markets for the Company's products are extremely competitive and are characterized by technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers which have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors which are responsible for a substantial majority of the present worldwide production of MFMs. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. The Company's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of the Company's customers. For example, Magnum experienced a $2.3 million reduction in cavity oscillator shipments to a customer in its 1996 fiscal year due to obsolescence. In addition, innovations such as a wireless telephone system utilizing satellites instead of terrestrial base stations or a device that integrates microwave functionality could significantly reduce the potential market for the Company's products. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

DECLINING AVERAGE SELLING PRICES

     Many of the Company's customers are under continuous pressure to reduce prices and, therefore, the Company expects to continue to experience downward pricing pressure on its products. The Company's customers frequently negotiate supply arrangements well in advance of delivery dates, requiring the Company to commit to price reductions before it is determined that assumed cost reductions can be achieved. To offset declining average sales prices, the Company believes that it must achieve manufacturing cost reductions and obtain orders for higher volume products. If the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL REGULATIONS AND RISKS

     The Company is subject to a variety of local, state, federal governmental, foreign regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

     News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose certain health risks. If it were determined or perceived that electromagnetic waves carried through wireless telecommunications equipment create a significant health risk, the market for these products could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, if wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined or alleged to create a significant health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them, which could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATIONS

     The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectra, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

     Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also from time to time conduct inquiries or investigations that cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS

     The Company relies on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide it with services and materials necessary for the manufacture of products. For example, certain ceramic low drift substrates (supplied by NTK of Japan and Alpha Industries, Inc.), certain semiconductors (supplied by Alpha Industries, Inc., NEC Corp., M/A-Com, Inc., Microwave Technology, Inc., Raytheon, Raytheon TI Systems, Inc., Siemens Corporation, Fujitsu International, Inc., Compound Semiconductor, Inc. and others) and certain components used in amplifiers and VCO products (supplied by Alpha Industries, Inc., Lockheed Martin, Scientific Components Corp. (d/b/a Mini Circuits Laboratories, "Mini Circuits"), M/A Com, Inc., FSI Investment Corporation (a subsidiary of Loral Corporation) and Micrometrics, Ltd.) and prescalers, carriers and transformers (supplied by Sciteq Communications, Inc., UMS Group, Inc., Hewlett-Packard Company, Elcon Products International Company and Mini Circuits) used by the Company are sole source items and would require significant effort, time or design changes to develop alternate sources. The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver products to customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in the event that costs for the Company's contract manufacturers or suppliers increase, the Company may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers.

VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock, like the stock prices of many technology companies, is subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations or new products developed by, or new contracts acquired by, the Company, its competitors or their customers, government regulatory action, developments with respect to wireless telecommunications, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of REMEC Common Stock has been volatile and may continue to be highly volatile.

LIMITATION ON PROTECTION OF PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY CLAIMS

     The Company does not presently hold any significant patents applicable to its products. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL SALES

     Although less than 5% of the Company's revenue is derived from sales to its customers located in Southeast Asia (excluding Japan), certain of the Company's customers may sell products into Southeast Asian markets. Recent adverse economic developments in Southeast Asia could affect sales by certain of the Company's customers into this region which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. The Company does not maintain key man life insurance on its key executive officers and, except for Joseph Lee (Executive Vice President), Tao Chow (Senior Vice President), James Mongillo (Senior Vice President) and Justin Miller (Vice President), such personnel do not have employment or non-competition agreements with the Company. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. For example, the Company believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise.

CONTROL BY MANAGEMENT

     The Company's executive officers comprise five of the ten members of the Board of Directors. As a result, such persons have the ability to exercise influence over significant matters regarding the Company. Such a high level of influence may have a significant effect in delaying, deferring or preventing a change in control of the Company.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries to represent years. For example, the year "1997" would be represented by "97." These systems and products will need to be able to accept four digit entries to distinguish years beginning with 2000 from prior years. As a result, systems and products that do not accept four digit year entries will need to be upgraded or replaced to comply with such "Year 2000" requirements. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. However, many of the Company's customers may be affected by Year 2000 issues that require that they expend significant resources to modify or replace their existing systems, which may result in such clients having reduced funds to purchase the Company's products.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,300,000 shares of Common Stock being offered by the Company at an assumed price of $26.3125 per share are approximately $31,975,000 (approximately $40,553,000 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.

     The Company plans to use the proceeds of the offering for general corporate purposes, including routine capital expenditures and working capital. The Company currently has no specific plans for any significant portion of the proceeds. The Company may use a portion of the proceeds to acquire technologies, products or businesses that complement the Company's current business, as such opportunities may arise. Although the Company does consider such acquisitions from time to time, as a part of its normal business operations and planning, it has no present commitments or agreements with respect to any such acquisitions.

     Pending their use, the proceeds will be invested in short-term, United States Government or investment grade interest-bearing securities. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     Prior to the quotation of the Common Stock on the Nasdaq National Market beginning on February 1, 1996, there was no established trading market for the Common Stock. Since February 1, 1996, the Common Stock has been quoted on the Nasdaq National Market under the symbol "REMC." The following table sets forth the range of high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market for the quarterly periods indicated.

                                                                  HIGH           LOW
                                                                 -------       -------
        FISCAL YEAR ENDED JANUARY 31, 1997
        First Quarter (1)......................................  $11.578       $ 5.422
        Second Quarter (1).....................................   14.922         7.578
        Third Quarter (1)......................................   10.500         7.500
        Fourth Quarter (1).....................................   17.500         9.328
        FISCAL YEAR ENDED JANUARY 31, 1998
        First Quarter (1)......................................   18.828        14.000
        Second Quarter (1).....................................   31.250        16.000
        Third Quarter..........................................   38.313        20.000
        Fourth Quarter.........................................   27.250        17.125
        FISCAL YEAR ENDING JANUARY 31, 1999
        First Quarter (through February 3, 1998)...............   26.500        26.313

(1) Adjusted for a three-for-two stock split paid on June 27, 1997 to shareholders of record as of June 20, 1997.

     The last reported sale price of the Common Stock on the Nasdaq National Market on February 3, 1998 was $26.3125. As of January 30, 1998, there were approximately 640 holders of record of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of October 31, 1997 and as adjusted to reflect the sale of 1,300,000 shares of Common Stock offered by the Company in this offering at an assumed price of $26.3125 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                        OCTOBER 31, 1997
                                                                  -----------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                  ------------     ------------
Long-term debt..................................................  $         --     $         --
Shareholders' equity(1)(2):.....................................
  Common Stock, $.01 par value; 40,000,000 shares authorized;
     21,080,959 shares issued and outstanding, actual;
     22,380,959 shares issued and outstanding, as adjusted......       210,810          223,810
Additional paid-in capital......................................    94,283,652      126,245,558
Retained earnings...............................................    28,500,132       28,500,132
                                                                      --------         --------
Total shareholders' equity......................................   122,994,594      154,969,500
                                                                      --------         --------
     Total capitalization.......................................  $122,994,594     $154,969,500
                                                                      ========         ========

---------------

(1) Excludes 345,000 shares of Common Stock issuable by the Company upon the full exercise of the Underwriters' over-allotment option. Excludes 1,725,637 shares of Common Stock issuable upon exercise of options outstanding as of October 31, 1997, which have a weighted average exercise price of $14.51 per share. Also excludes 2,363,215 additional shares reserved for issuance under the Equity Incentive Plan, 1996 Nonemployee Directors Stock Option Plan and Employee Stock Purchase Plan.

(2) Common Stock and Additional paid-in capital, as adjusted, will be $227,260 and $134,820,642, respectively, if the Underwriters' over-allotment option is exercised in full.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Consolidated Financial Statements for REMEC and the Notes thereto incorporated herein by reference. The selected consolidated financial data set forth below with respect to the Company's statements of operations for each of the years in the three year period ended January 31, 1997 and with respect to the balance sheets at January 31, 1996 and 1997, are derived from the audited consolidated financial statements. These consolidated financial statements are incorporated herein by reference and are qualified by reference to such financial statements. The statement of operations data for the years ended January 31, 1993 and 1994 and the balance sheet data at January 31, 1993, 1994 and 1995, are derived from audited and unaudited financial statements not included or incorporated by reference herein. The statement of operations data for the nine months ended November 3, 1996 and October 31, 1997, and the balance sheet data at October 31, 1997 are derived from unaudited financial statements which are incorporated by reference into this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended October 31, 1997 are not necessarily indicative of the results that may be expected for the year ending January 31, 1998.

                                                                                                          NINE MONTHS ENDED
                                                              YEARS ENDED JANUARY 31,                ----------------------------
                                                  ------------------------------------------------   NOVEMBER 3,    OCTOBER 31,
                                                   1993      1994      1995      1996       1997        1996            1997
                                                  -------   -------   -------   -------   --------   -----------   --------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA(1):
Net sales........................................ $62,627   $66,599   $81,978   $93,228   $118,554    $  85,499       $111,850
Cost of sales....................................  42,883    45,427    57,994    66,172     85,659       61,631         77,861
                                                   ------    ------    ------    ------    -------       ------         ------
  Gross profit...................................  19,744    21,172    23,984    27,056     32,895       22,868         33,989
Operating expenses:
  Selling, general and administrative............  11,864    13,332    15,646    16,611     19,349       13,465         18,009
  Research and development.......................   1,525     1,323     2,067     4,016      4,605        3,488          3,862
                                                   ------    ------    ------    ------    -------       ------         ------
        Total operating expenses.................  13,389    14,655    17,713    20,627     23,954       16,953         21,871
                                                   ------    ------    ------    ------    -------       ------         ------
Income from operations...........................   6,355     6,517     6,271     6,429      8,941        6,915         12,118
Gain on sale of subsidiary.......................      --        --        --        --         --           --          2,833
Interest (income) expense and other, net.........     222       191       590       401        (48)         (63)        (1,834)
                                                   ------    ------    ------    ------    -------       ------         ------
Income before provision for income taxes.........   6,133     6,326     5,681     6,028      8,989        6,978         16,785
Provision for income taxes.......................   1,819     1,830     2,394     2,429      4,017        3,001          5,994
                                                   ------    ------    ------    ------    -------       ------         ------
Income before extraordinary item.................   4,314     4,496     3,287     3,599      4,972        3,977         10,791
Extraordinary item...............................     167        --        --        --         --           --             --
                                                   ------    ------    ------    ------    -------       ------         ------
Net income....................................... $ 4,481   $ 4,496   $ 3,287   $ 3,599   $  4,972    $   3,977       $ 10,791
                                                   ======    ======    ======    ======    =======       ======         ======
Net income per share............................. $  0.29   $  0.34   $  0.25   $  0.28   $   0.30    $    0.24       $   0.50
                                                   ======    ======    ======    ======    =======       ======         ======
Shares used in per share calculations............  15,559    13,309    13,031    12,989     16,669       16,619         21,532

                                                                    JANUARY 31,                            OCTOBER 31, 1997
                                                  ------------------------------------------------   ----------------------------
                                                   1993      1994      1995      1996       1997       ACTUAL      AS ADJUSTED(2)
                                                  -------   -------   -------   -------   --------   -----------   --------------
BALANCE SHEET DATA(1):
Cash and cash equivalents........................ $ 4,248   $ 4,156   $ 3,628   $ 3,828   $ 63,172    $  48,885       $ 80,860
Accounts receivable, net.........................   6,823     8,580     9,092    10,043     15,973       22,761         22,761
Inventory, net...................................  11,188    14,439    14,633    16,476     19,332       28,142         28,142
                                                  -------   -------   -------   -------   --------   -----------   --------------
Total current assets.............................  22,887    29,434    28,808    32,698    102,094      103,251        135,226
Fixed assets.....................................   7,150    11,284    10,999    13,416     18,543       26,842         26,842
Total assets.....................................  30,143    42,424    42,357    48,558    125,440      147,742        179,717
Current liabilities..............................   9,084    12,827    13,188    15,123     17,982       20,850         20,850
Long-term debt...................................   2,446     5,846     3,235     4,781      2,493           --             --
Total liabilities................................  12,172    20,247    17,868    21,311     21,886       24,747         24,747
Total shareholders' equity.......................  17,971    22,177    24,489    27,247    103,555      122,995        154,970

                                                                                            JANUARY 31, 1997     JANUARY 31, 1998
                                                                                            ----------------     ----------------
BACKLOG(1)(3):
Commercial................................................................................      $ 75,118             $136,005
Defense...................................................................................        71,711               78,850
                                                                                                 -------              -------
        Total.............................................................................      $146,829             $214,855
                                                                                                 =======              =======

---------------

(1) The Company acquired Magnum in August 1996, Radian in February 1997, C&S Hybrid in June 1997 and Q-bit in October 1997, each of which was accounted for as a pooling of interests and, as such, all financial amounts contained in the table have been restated to include the financial results and data of Magnum, Radian, C&S Hybrid and Q-bit for all periods presented.

(2) As adjusted to reflect the sale by the Company of 1,300,000 shares of Common Stock offered by the Company hereby at an assumed price of $26.3125 per share. See "Use of Proceeds" and "Capitalization."

(3) Backlog is not necessarily indicative of future sales and is generally subject to cancellation. See "Risk Factors -- Backlog" and
    "Business -- Backlog."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     REMEC commenced operations in 1983 and has become a leader in the design and manufacture of microwave multi-function modules ("MFMs") for microwave transmission systems used in defense applications and the commercial wireless telecommunications industry. REMEC's consolidated results of operations include the operations of REMEC Microwave ("Microwave"), REMEC Wireless, Inc. ("Wireless"), Humphrey, Inc. ("Humphrey"), RF Microsystems, Inc. ("RFM"), Magnum Microwave Corporation ("Magnum"), Radian Technology, Inc. ("Radian"), Verified Technical Corporation ("Veritek"), C&S Hybrid, Inc. ("C&S Hybrid"), Q-bit Corporation ("Q-bit") and Nanowave Technologies Inc. ("Nanowave").

     REMEC's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales and the related funding is included in net sales. As a result, historical REMEC funded research and development expenses in the defense industry have been minimal. As REMEC's commercial business has expanded, research and development expenses have generally increased in amount and as a percentage of sales. REMEC expects this trend to continue, although research and development expenses may fluctuate on a quarterly basis both in amount and as a percentage of sales.

     Effective January 31, 1994, REMEC acquired all of the outstanding stock of Humphrey in a transaction that was accounted for as a purchase. Humphrey designs and manufactures precision instruments for guidance, control and measurement systems used in defense and commercial applications. Effective April 30, 1996, REMEC acquired all of the outstanding common stock of RFM and various VSAT microwave design and manufacturing resources from STM in a transaction that was accounted for as a purchase. RFM provides the Department of Defense with research and analysis, systems engineering and test evaluation services. The consolidated statements of income and cash flows for all periods subsequent to April 30, 1996 include RFM's operating results from April 30, 1996. On August 26, 1997, the Company sold RFM in exchange for cash consideration of $5.0 million. The sale resulted in an after tax gain of $1,728,000, or $0.08 per share.

     On August 26, 1996, REMEC acquired all of the outstanding common stock of Magnum in a transaction that was accounted for as a pooling of interests. Magnum is a leading supplier of oscillators and mixers. On February 28, 1997, REMEC acquired all of the outstanding common stock of Radian, in a transaction that was accounted for as a pooling of interests. Radian provides the defense market with microwave components, primarily synthesizers, receivers, oscillators and filters. On June 27, 1997, REMEC acquired all of the outstanding common stock of C&S Hybrid in a transaction that was accounted for as a pooling of interests. C&S Hybrid is a manufacturer of transmitter and receiver hardware assemblies that are integrated into terrestrial-based point-to-point microwave radios primarily for use in commercial applications. On October 24, 1997, REMEC acquired all of the outstanding common stock of Q-bit in a transaction that was accounted for as a pooling of interests. Q-bit is a manufacturer of amplifier-based microwave components and multi-function modules. All accompanying historical financial statement information has been restated to include the operations, assets and liabilities of Magnum, Radian, C&S Hybrid, and Q-bit.

     In March 1997, REMEC acquired Veritek, a producer of high quality surface mount manufacturing assemblies in a transaction accounted for as a purchase. The consolidated statements of income and cash flow for all periods subsequent to March 31, 1997 include Veritek's operating results from April 1, 1997. In October 1997, REMEC formed REMEC Canada (as a wholly owned subsidiary) for the purpose of facilitating the acquisition of Canadian companies, including the then contemplated acquisition of Nanowave, a manufacturer of amplifier based microwave and millimeter wave components and multi-function modules, in a transaction accounted for as a purchase. REMEC Canada completed the acquisition of Nanowave effective as of October 29, 1997. The consolidated balance sheet at October 31, 1997 includes the assets and liabilities of Nanowave.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total net sales, certain consolidated statements of income data for the periods indicated.

                                                    FISCAL YEARS ENDED            NINE MONTHS ENDED
                                                       JANUARY 31,           ---------------------------
                                                  ----------------------     NOVEMBER 3,     OCTOBER 31
                                                  1995     1996     1997        1996            1997
                                                  ----     ----     ----     -----------     -----------
Net sales.......................................  100%     100%     100%         100%            100%
Cost of goods sold..............................   71       71       72           72              70
                                                  ---      ---      ---          ---             ---
  Gross profit..................................   29       29       28           28              30
Operating expenses:
  Selling, general & administrative.............   19       18       17           16              16
  Research and development......................    2        4        4            4               4
                                                  ---      ---      ---          ---             ---
          Total operating expenses..............   21       22       21           20              20
                                                  ---      ---      ---          ---             ---
Income from operations..........................    8        7        7            8              10
Gain on sale of subsidiary......................    -        -        -            -               3
Interest (income) expense and other, net........    1        -        -            -               2
                                                  ---      ---      ---          ---             ---
Income before income taxes......................    7        7        7            8              15
Provision for income taxes......................    3        3        3            3               5
                                                  ---      ---      ---          ---             ---
Net income......................................    4 %      4 %      4 %          5%             10%
                                                  ===      ===      ===          ===             ===

  NINE MONTHS ENDED OCTOBER 31, 1997 VS. NINE MONTHS ENDED NOVEMBER 3, 1996

     Net Sales. Net sales increased 31% from $85.5 million for the nine months ended November 3, 1996 to $111.9 million for the nine months ended October 31, 1997. Commercial sales increased 67% from $35.6 million to $59.4 and defense sales increased 5% from $49.9 million to $52.5 million during these periods. The increase in commercial sales was primarily attributable to increased customer demand for the Company's wireless products. The increase in defense sales was attributable to increased MFM and component sales offsetting reduced precision instrument sales.

     Gross Profit. Gross profit increased 42% from $23.9 million for the nine months ended November 3, 1996 to $34.0 million for the nine months ended October 31, 1997. Gross margins increased from 28% to 30% for the periods indicated due to the mix of products shipped and improved margins on defense products. Gross margins for defense increased from 25% to 30% and commercial gross margins remained constant at 31% in both periods.

     Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses increased 34% from $13.5 million during the nine months ended November 3, 1996 to $18.0 million for the nine months ended October 31, 1997. This increase was primarily attributable to increased personnel, legal and other administrative costs resulting from the Company's growth, as well as approximately $1.1 million of direct transaction costs associated with the Radian, C&S Hybrid and Q-bit mergers. As a percentage of net sales, SG&A expenses remained constant at 16% for the periods indicated.

     Research and Development Expenses. Research and development expenses increased 11% from $3.5 million during the nine months ended November 3, 1996 to $3.9 million for the nine months ended October 31, 1997. These expenditures are almost entirely attributable to the commercial wireless business.

     Gain on Sale of Subsidiary. The Company's results of operations for the nine months ended October 31, 1997 included the gain from the sale of the Company's RFM subsidiary. There was no similar gain in the prior fiscal year.

     Interest (Income) Expense and Other, net. Interest income and other, net increased from $63,000 during the nine months ended November 3, 1996 to $1.8 million for the nine months ended October 31, 1997. This increase was due to the increased level of cash on hand as a result of the funds generated from the Company's follow-on public offering which was completed in January 1997.

     Provision for Income Taxes. The Company's effective tax rate declined from 43% during the nine months ended November 3, 1996 to 36% for the nine months ended October 31, 1997. The decrease in the effective tax rate was a result of the Company's merger with Q-bit, which had operated as an S corporation under the Internal Revenue Code prior to the acquisition by REMEC, and the reduction in REMEC's tax rate due to the benefit of tax credits for certain capital expenditures.

  FISCAL YEAR ENDED JANUARY 31, 1997 VS. FISCAL YEAR ENDED JANUARY 31, 1996

     Net Sales. Net sales increased 27% from $93.2 million during fiscal 1996 to $118.6 million for fiscal 1997. The increase in net sales was due to sales increases at all of the Company's operating subsidiaries, including $4.8 million of net sales of RFM from the effective date of the acquisition. Commercial sales increased 62% from $30.2 million to $48.8 million due primarily to the production of microwave front ends and VSAT equipment for P-COM and STM, respectively. Defense sales increased 11% from $63.0 million to $69.8 million as a result of increased bookings during fiscal 1997 and increased shipments on production contracts for existing programs and customers.

     Gross Profit. Gross profit increased 22% from $27.1 million in fiscal 1996 to $32.9 million in fiscal 1997. Gross margins decreased from 29% in fiscal 1996 to 28% for fiscal 1997. Gross margins for defense were 26% in fiscal 1996 and 27% in fiscal 1997. Commercial gross margins were 36% in fiscal 1996 and 29% in fiscal 1997. The decline in commercial margins was primarily the result of a change in sales mix and start-up costs associated with the introduction of new products at certain of the Company's subsidiaries.

     Selling, General and Administrative Expenses. SG&A expenses increased 16% from $16.6 million during fiscal 1996 to $19.3 million for fiscal 1997. This increase was primarily attributable to additional SG&A costs associated with the Wireless and RFM operations, neither of which were significant contributors to fiscal 1996 SG&A costs. Wireless was operating at start-up levels during fiscal 1996, while RFM was not included in fiscal 1996 results as it was not acquired until the second quarter of fiscal 1997. In addition, SG&A expenses for fiscal 1997 increased due to $424,000 of non-recurring acquisition costs associated with the Magnum merger. As a percentage of net sales, SG&A expenses declined from 18% in fiscal 1996 to 17% in fiscal 1997, due to increased sales volume.

     Research and Development Expenses. Research and development expenses increased 15% from $4.0 million in fiscal 1996 to $4.6 million for fiscal 1997. This increase resulted primarily from wireless telecommunications research and development expenses arising from the expansion of the Company's commercial business. As a percentage of net sales, research and development expenses remained constant at 4% for the periods indicated.

     Interest (Income) Expense and Other, net. Interest expense was $401,000 in fiscal 1996 as compared to interest income of $48,000 for fiscal 1997. The change was primarily attributable to the increased interest income associated with the increased level of cash on hand as a result of the funds generated from the Company's initial public offering which was completed in February 1996.

     Provision for Income Taxes. The Company's effective income tax rate increased from 40% in fiscal 1996 to 45% for fiscal 1997. The increase reflected the net loss generated at the Company's Q-bit subsidiary. Prior to its acquisition by REMEC, Q-bit had operated as an S corporation under the Internal Revenue Code. Accordingly, the consolidated financial statements reflect no benefit for Q-bit's fiscal 1997 net operating losses.

  FISCAL YEAR ENDED JANUARY 31, 1996 VS. FISCAL YEAR ENDED JANUARY 31, 1995

     Net Sales. Net sales increased 14% from $82.0 million during fiscal 1995 to $93.2 million for fiscal 1996. Commercial sales increased 38% from $21.9 million in fiscal 1995 to $30.2 million for fiscal 1996 and defense sales increased 5% from $60.1 million in fiscal 1995 to $63.0 million for fiscal 1996.

     Gross Profit. Gross profit increased 13% from $24.0 million in fiscal 1995 to $27.1 million for fiscal 1996. Gross margins were 29% in both fiscal 1995 and fiscal 1996. Commercial gross margins decreased from 42% in fiscal 1995 to 36% for fiscal 1996. Commercial gross margins were affected by a change in sales mix from the Company's subsidiaries and start-up costs associated with the Company's new P-COM contract. Defense gross margins increased from 25% in fiscal 1995 to 26% for fiscal 1996.

     Selling, General and Administrative Expenses. SG&A expenses increased 6% from $15.6 million during fiscal 1995 to $16.6 million during fiscal 1996. As a percentage of net sales, SG&A expenses decreased from 19% in fiscal 1995 to 18% for fiscal 1996 due to increased sales volume.

     Research and Development Expenses. Research and development expenses increased from $2.1 million in fiscal 1995 to $4.0 million for fiscal 1996. This increase resulted primarily from increased commercial wireless telecommunications research and development expenses.

     Interest (Income) Expense and Other, net. Interest expense decreased from $590,000 for fiscal 1995 to $401,000 for fiscal 1996. The decrease was attributable to continued reductions in average bank borrowings as the Company reduced the debt attributable to the Humphrey acquisition.

     Provision for Income Taxes. The Company's effective income tax rate decreased from 42% in fiscal 1995 to 40% for fiscal 1996 primarily as a result of the benefit of Q-bit's status as an S corporation under the Internal Revenue Code.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial information for each of the Company's last seven quarters. The information for each of these quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of this information when read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated herein by reference. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future periods.

                                                                     QUARTERS ENDED
                                      -----------------------------------------------------------------------------
                                                      FISCAL 1997                             FISCAL 1998
                                      --------------------------------------------  -------------------------------
                                      MAY 5,   AUGUST 4,  NOVEMBER 3,  JANUARY 31,  MAY 4,   AUGUST 1,  OCTOBER 31,
                                       1996      1996        1996         1997       1997      1997        1997
                                      -------  ---------  -----------  -----------  -------  ---------  -----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................ $25,619   $29,324     $30,557      $33,054    $33,861   $39,428     $38,561
Cost of goods sold...................  18,363    21,086      22,182       24,027     23,684    27,388      26,789
                                       ------    ------      ------       ------     ------    ------      ------
Gross profit.........................   7,256     8,238       8,375        9,027     10,177    12,040      11,772
Operating expenses:
  Selling, general and
    administrative...................   4,175     4,509       4,782        5,896      5,378     6,189       6,442
  Research and development...........   1,206     1,331         943        1,113      1,322     1,323       1,217
                                       ------    ------      ------       ------     ------    ------      ------
         Total operating expenses....   5,381     5,840       5,725        7,009      6,700     7,512       7,659
                                       ------    ------      ------       ------     ------    ------      ------
Income from operations...............   1,875     2,398       2,650        2,018      3,477     4,528       4,113
Gain on sale of subsidiary...........      --        --          --           --         --        --      (2,833)
Interest (income) expense and other,
  net................................     (70)      (27)         41            7       (644)     (580)       (608)
                                       ------    ------      ------       ------     ------    ------      ------
Income before income taxes...........   1,945     2,425       2,609        2,011      4,123     5,108       7,554
Provision for income taxes...........     834       936       1,233        1,015      1,691     1,682       2,621
                                       ------    ------      ------       ------     ------    ------      ------
Net income........................... $ 1,111   $ 1,489     $ 1,376      $   996    $ 2,432   $ 3,426     $ 4,933
                                       ======    ======      ======       ======     ======    ======      ======
Net income per share................. $  0.07   $  0.09     $  0.08      $  0.06    $  0.11   $  0.16     $  0.23
                                       ======    ======      ======       ======     ======    ======      ======
Shares used per share calculations...  16,461    16,446      16,711       17,354     21,307    21,490      21,877

     The following table sets forth the above unaudited financial information as a percentage of total net sales.

                                                                        QUARTERS ENDED
                                      ----------------------------------------------------------------------------------
                                                        FISCAL 1997                               FISCAL 1998
                                      -----------------------------------------------  ---------------------------------
                                      MAY 5,   AUGUST 4,   NOVEMBER 3,   JANUARY 31,   MAY 4,   AUGUST 1,   OCTOBER 31,
                                       1996       1996         1996          1997       1997       1997         1997
                                      -------  ----------  ------------  ------------  -------  ----------  ------------
Net sales............................   100%       100%         100%          100%        100%      100%         100%
Cost of goods sold...................    71         72           73            73          70        70           69
                                        ---        ---          ---           ---         ---       ---          ---
Gross profit.........................    29         28           27            27          30        30           31
Operating expenses:
  Selling, general and
    administrative...................    16         15           15            18          16        16           17
  Research and development...........     5          5            3             3           4         3            3
                                        ---        ---          ---           ---         ---       ---          ---
         Total operating expenses....    21         20           18            21          20        19           20
                                        ---        ---          ---           ---         ---       ---          ---
Income from operations...............     7          8            9             6          10        11           11
Gain on sale of subsidiary...........    --         --           --            --          --        --           (7)
Interest (income) expense and other,
  net................................    (1)        --           --            --          (2)       (2)          (2)
                                        ---        ---          ---           ---         ---       ---          ---
Income before income taxes...........     8          8            9             6          12        13           20
Provision for income taxes...........     3          3            4             3           5         4            7
                                        ---        ---          ---           ---         ---       ---          ---
Net income...........................     5%         5%           5%            3%          7%        9%          13%
                                        ===        ===          ===           ===         ===       ===          ===

     The increase in net sales in the second quarter of fiscal 1998 was primarily due to the contribution of sales from Veritek, which was purchased in March 1997, as well as an approximately $1 million increase in REMEC Wireless sales. The decline in net sales in the third quarter of fiscal 1998 was primarily due to the loss of sales from RFM following the Company's divestiture of RFM on August 26, 1997. In addition, sales from Humphrey decreased in the third quarter of fiscal 1998. Gross margins increased to 30% in the first quarter of fiscal 1998 from 27% in the fourth quarter of fiscal 1997 as a result of increased contribution to total sales from Radian and Magnum as well as higher gross margins on those sales.

     The Company's quarterly results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including the timing, cancellation or delay of customer orders, mix of products sold, the timing of new product introductions by the Company or its competitors, the long sales cycles associated with the Company's application-specific products, market acceptance of the Company's and its customers' products, and other competitive factors. In addition, with the decline in available defense industry production programs, the Company has placed more reliance on development contracts as a source of defense revenues, resulting in quarterly fluctuations due to this changed product mix. Development contracts carry reduced gross margins and typically call for minimal hardware deliveries and sporadic non-hardware revenue items, which result in fluctuating revenues and gross margins. A large portion of the Company's expenses are fixed and difficult to reduce. If net sales do not meet the Company's expectations, the fixed nature of the Company's expenses would exacerbate the effect of any net sales shortfall. Any unfavorable changes in the factors listed above or others could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain quarterly profitability in the future.

LIQUIDITY AND CAPITAL RESOURCES

     At October 31, 1997, REMEC had $82.4 million of working capital which included cash and cash equivalents totaling $48.9 million. REMEC also has $17.0 million in available credit facilities consisting of a $9.0 million revolving working capital line of credit and a $8.0 million revolving term loan. The borrowing rate under both credit facilities is prime. The revolving working capital line of credit terminates July 1, 1998. The revolving period under the term loan expires July 1, 1998, at which time any loan amount outstanding converts to a term loan to be fully amortized and paid in full by January 2, 2002. The Company's Q-bit subsidiary had a $1.65 million line of credit facility which was terminated at the time it was acquired by the Company. As of October 31, 1997, there were no borrowings outstanding under REMEC's credit facilities.

     During the nine month period ended October 31, 1997, net cash provided by operations totaled $1.4 million as the cash flow from earnings and depreciation expense more than offset the $11.9 million increase in receivables and inventory. Investing activities utilized $10.3 million during the nine months ended October 31, 1997, primarily as a result of $10.8 million in capital expenditures. The bulk of the capital expenditures were associated with the expansion of REMEC's commercial wireless telecommunications business. In addition, from January 31, 1997 to October 31, 1997, inventory increased 46% to $28.1 million and fixed assets increased 45% to $26.8 million. These increases were required to support the increased level of the Company's operations and backlog. The above expenditures were financed primarily by funds raised in REMEC's public offering of Common Stock completed in January 1997. REMEC's future capital expenditures will continue to be substantially higher than historical levels as a result of commercial wireless telecommunications expansion requirements. Financing activities utilized approximately $5.0 million during the first nine months of fiscal 1998, principally as a result of the Company's repayment of certain bank and other obligations assumed in certain of the Company's acquisitions.

     REMEC's future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of REMEC's research and development efforts, expansion of REMEC's marketing and sales efforts, and the status of competitive products. REMEC believes that available capital resources will be adequate to fund its operations for at least twelve months.

                                    BUSINESS

INTRODUCTION

     REMEC is a leader in the design and manufacture of microwave multi-function modules ("MFMs") for microwave transmission systems used in commercial telecommunications and defense applications. The Company believes that its expertise in microwave transmission system components such as filters, amplifiers, mixers, switches and oscillators and its expertise in integrating these components into MFMs give REMEC a strong competitive position in the commercial wireless infrastructure equipment market. The Company's capabilities enable it to develop and manufacture MFMs with reduced size, weight, parts count and cost, and increased reliability and performance.

     The Company's products operate at radio (300 MHz to 1 GHz), microwave (1 GHz to 20 GHz) and millimeter wave (20 GHz to 50 GHz) frequencies (these frequencies are collectively referred to elsewhere in this Prospectus as "microwave"). Modern wireless telecommunications systems employ microwave transmission technology pioneered in the defense industry. Microwave frequency bands have been used for emerging wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower frequency bands. Driven by technological advances and regulatory changes, demand for wireless telecommunications products has increased in recent years for applications such as mobile telephony (cellular and PCS), rural telephony (VSAT), paging, wireless cable, interactive television and wireless local loop. These emerging wireless applications require a large infrastructure of microwave transmission equipment such as base stations and point-to-point radios. The Company believes that the evolution of cellular and PCS infrastructure, as well as other wireless telecommunications systems, will require increased integration in order to reduce size, weight and cost and to increase reliability and producibility of base station equipment.

     The Company also designs and manufactures precision instruments for guidance, control and measurement systems used by the defense, aerospace, petroleum and mining industries.

INDUSTRY BACKGROUND

     In recent years there has been continually increasing demand for wireless telecommunications services from businesses and consumers worldwide. This trend has led to significant growth in the number of subscribers for existing wireless communications systems and to the emergence of new wireless applications. In response to this increasing demand, governmental regulatory agencies continue to allocate additional frequencies for a broad range of wireless voice, data and facsimile services. All of these services require substantial deployment or expansion of microwave transmission infrastructure equipment to meet traffic demand.

     Cellular and PCS mobile telephony has accounted for much of the growth in the wireless telecommunications industry. Cellular service uses radio base stations that transmit and receive calls in localized areas. Each base station has a finite capacity so as demand increases, the number of base stations required to provide services also increases. A number of other factors are currently increasing demand for base station infrastructure equipment. Additional PCS frequency bands have recently been licensed, requiring new equipment operating at frequencies different than current cellular frequencies. Conversion from analog to CDMA/TDMA digital cellular systems requires the replacement and/or expansion of current cellular networks. In large urban areas, increased demand has required the deployment of micro base stations to maintain service quality and reliability. Wireless "local loop" services, which use the same equipment as cellular/PCS networks, are being installed in developing regions of the world, since they can be implemented more rapidly and economically than wired telephone systems.

     The wireless telecommunications industry has also seen significant growth from point-to-point and point-to-multipoint radio systems which operate at higher frequencies and with much higher capacities. Point-to-point radios have been traditionally used in low volumes for high capacity trunking applications in telephony networks. As a result of telecommunications industry deregulation, these radios are now being used in large area networks and in telephone bypass applications by competitors to the traditional phone companies.

New cellular and PCS networks are now typically interconnected using point-to-point radios. New point-to-multipoint systems are being developed by certain other companies to provide voice and data services in large urban areas in direct competition with the local telephone companies. The FCC has announced that it will auction additional frequency spectrum in 1998 for LMDS (local multi-point distribution system) services.

     Another growing segment of the wireless communications industry is VSATs (very small aperture terminals), which are communications systems utilizing fixed-site satellite terminals. Historically, these systems were primarily designed for specific data applications. However, recent improvements in VSAT technology for satellite-based wireless voice and data networks have led to their increasing use in a variety of broader, higher system throughput commercial applications such as mobile and rural telephony and more complicated data transmissions. Satellite telephony systems are being utilized by developing countries that lack a terrestrial-based telecommunication infrastructure, and which seek to provide telephone service for large areas fairly rapidly and on a cost-effective basis. Additionally, even where terrestrial systems exist, satellite systems are used to fill in coverage for remote areas.

     Wireless transmissions require the conversion of information into a higher frequency signal that can be transmitted and received through the air. Generally, the frequency spectrum is allocated for different wireless uses by governmental entities. The following diagram illustrates the frequency ranges at which various wireless applications operate or are expected to operate.

ALLOCATION OF FREQUENCY RANGE FOR WIRELESS APPLICATIONS

------------------------------------------------------------------------------------------
            BAND                FREQUENCY RANGE                  USES
------------------------------------------------------------------------------------------

  LOW FREQUENCY (LF)                <300 MHz        Navigation Equipment
  VERY HIGH FREQUENCY (VHF)                         (Aeronautical/Marine)
                                                    AM/FM Radio
                                                    Amateur/CB Radio
                                                    Television
                                                    Dispatch Radio
------------------------------------------------------------------------------------------
  ULTRA HIGH FREQUENCY (UHF)     300 - 800 MHz      UHF Television
                                                    Specialized Mobile Radio (SMR)
                                                    Paging
                                                    Wireless Data Collection
------------------------------------------------------------------------------------------
  HIGH RADIO FREQUENCY (RF)     800 MHz - 1 GHz     Analog Cellular
                                                    Digital Cellular
                                                    Two-way Messaging
                                                    Cordless Phone
------------------------------------------------------------------------------------------
  MICROWAVE                        1 - 2 GHz        Private Radio Networks
                                                    PCS
                                                    Mobile Satellite Telephony
                                                    Military Communications/
                                                    Navigations
------------------------------------------------------------------------------------------
  MICROWAVE/MILLIMETER WAVE        2 - 50 GHz       VSAT
                                                    Satellite Voice/Messaging
                                                    Point-to-Point Radios
                                                    Wireless TV
                                                    Radar
                                                    Electronic Warfare
------------------------------------------------------------------------------------------

THE REMEC OPPORTUNITY

     All of the wireless communications services described above require substantial deployment or expansion of microwave transmission infrastructure equipment. The Company believes that it is particularly well suited to address those requirements due to its broad portfolio of microwave capabilities and its expertise at integrating microwave functions in a single package.

     Historically, microwave systems for defense applications were built by prime contractors who would procure single function components (such as filters, amplifiers and mixers) from various specialized manufacturers. These single function components were then connected to create the complete microwave transmission system. In order to prevent components from interfering with each other or being damaged, components were individually packaged. In response to the demands of the Department of Defense to increase performance for microwave transmission systems (especially systems on aircraft and missiles), prime contractors integrated more functionality into the systems while reducing size and weight. To accomplish this, the prime contractors demanded higher levels of integration from component suppliers.

     The Company, which started in 1983 as a producer of single function components, took a leadership role in developing microwave MFMs in which numerous component functions are integrated into a single module. Integrating multiple functions into one module reduces packaging and interconnects, permits improved performance through optimal partitioning and implementation of functions and minimizes "over engineering." The result has been significant reductions in size, weight and cost and improvements in producibility and reliability.

     The Company believes that the evolution of commercial wireless telecommunications systems also requires increased integration to reduce size, weight and cost and to increase reliability and producibility of base station equipment. The Company believes that the high cost of facilities, power and maintenance necessitates the development of small, highly reliable and cost effective microwave "front ends" (the circuitry of the radio that enables signals to be transmitted and received at microwave frequencies) for wireless transmission systems, requiring the increased use of MFMs. In addition, increasing use of MFMs facilitates higher volume commercial production of wireless infrastructure equipment.

     The following diagram illustrates the integration of functional and physical characteristics of components into an MFM.

                                     [LOGO]

     The Company believes that the following core competencies enable it to address the microwave requirements of customers in the wireless telecommunications market:

     Integration Expertise. Integration is a key part of designing high performance equipment that operates at higher frequencies or that must operate over a broad frequency range. By effectively integrating multiple functions into single modules, REMEC has been able to accomplish the following:

     - reduce packaging and interconnects

     - improve performance through optimal partitioning and implementation of functions

     - reduce product size and parts count

     - increase reliability

     - minimize "over engineering" (e.g., avoid using higher performance, more costly components than are necessary in order to compensate for the performance degradation effects resulting from combining different components into one system)

     - reduce unit cost

     Concurrent Engineering. The Company has excelled at developing products optimized in design, process and manufacturing implementation by employing "concurrent engineering" during the product development cycle. REMEC's concurrent engineering approach extends to both its customer and supplier base. REMEC often participates in its customers' product development cycle during the conceptual design stage and is able to influence its customers' system architecture/design in order to optimize for cost and performance at the MFM level. Likewise, REMEC invites suppliers to participate in the design process to optimize material and device selection. In the product design process, product teams with design, process, quality and manufacturing engineering expertise review the product design to assure its producibility, high quality and affordability. Manufacturing process development and tooling occurs concurrently with product development. REMEC believes that its concurrent engineering process reduces cycle times and costly product redesigns when products move to volume production.

     Technology Leadership. Since its inception in 1983, the Company has developed over 2,500 microwave MFMs and components and has become an important supplier of MFMs to many of the nation's leading telecommunication OEMs and defense contractors. The Company is strategically partnered with a number of OEMs, including P-COM, STM, Digital Microwave, and Lucent Technologies where the Company provides all, or a large percentage of, the microwave content in the OEM product. This partnership typically includes concurrent engineering activity and shared technology development. The Company also has received significant recognition, including "preferred supplier" designations, from numerous defense customers including Lockheed Martin, TRW, Northrop Grumman and Raytheon. These distinctions generally carry with them the opportunity to bid on all new product procurements by the customer in the Company's area of expertise allowing REMEC to increase market share. REMEC has developed a large number of proprietary designs that provide performance/cost advantage to its customers. These designs are continuously improved through technological evolution which is guided by the Company's Technology Board. These designs can be re-applied or re-used resulting in rapid product development and time to market. A large number of proprietary manufacturing processes have also been developed to support large volume production of microwave circuits.

     Vertical Integration in Design and Manufacturing. With vertical integration, the Company focuses on and retains control of each step of the entire design and manufacturing process while minimizing the use of outside sources and subcontractors for key services. Vertical integration reduces time to market and unit costs and improves quality control, reliability and the Company's ability to implement volume production. The Company has enhanced its vertical integration capability with recent acquisitions, including a surface mount board assembly manufacturer and several microwave component companies which provide key functional capabilities that can be used in the Company's MFM designs.

STRATEGY

     REMEC intends to enhance its position as a leading developer and supplier of microwave MFMs and components to wireless telecommunications infrastructure OEMs and to retain leadership in developing and supplying microwave MFMs and components to the defense industry. Execution of the Company's strategy incorporates the following key elements:

     Leverage Breadth of Microwave Capabilities in Telecom Equipment
Market. Through internal development and acquisitions, the Company believes that it has compiled one of the broadest portfolio of microwave capabilities in the industry. The Company intends to leverage that breadth of expertise by offering total microwave solutions to telecommunications infrastructure OEMs for all of their microwave component and subsystem needs. The Company believes that it can provide such customers significant benefits in cost, performance, and time to market compared to other microwave vendors who can supply only single function components.

     Maintain and Enhance Leadership in Microwave Technology. The Company intends to maintain and enhance its leadership in microwave technology by continuing its participation in selected defense programs that involve highly sophisticated, state-of-the-art microwave technology. The Company has formed a Technology Board comprised of its key executives and chief engineers to disseminate throughout the Company technological improvements made in various subsidiaries of the Company and to anticipate changes in technology and the evolving technological needs of its customers. The Company believes that the skills developed by REMEC in the defense industry and honed in the commercial wireless market will continue to be a key factor in achieving substantial reductions in the size and cost of commercial wireless infrastructure equipment.

     Build Strategic Customer Alliances. The Company intends to continue its focus on developing significant customer alliances with leading wireless OEMs and defense prime contractors. The Company concentrates its efforts on applications which offer the potential for recurring high volume production. In wireless telecommunications the Company's strategy is to enter into strategic alliances with selected leaders in each of the wireless market segments targeted by the Company. REMEC supports its customers during their conceptual design stage to influence the system architecture/design to optimize for cost, performance and producibility, further enhancing the likelihood of follow-on business.

     Maintain Cost Competitiveness. The Company intends to continue to implement process manufacturing automation and believes that its ability to develop a high level of automated product alignment and test capability offers an important competitive advantage. The Company also intends to expand its foreign manufacturing operations (in Canada, Costa Rica and Mexico) when appropriate to lower its costs and/or to access an available workforce. The Company also believes that its capabilities in integrating numerous functions into single modules will enable it to continue to produce high performance products at competitive cost.

     Pursue Acquisitions. The Company pursues acquisitions to augment technology by acquiring specialized component firms and to take advantage of opportunities to consolidate niche companies in a currently fragmented microwave equipment industry. The Company believes that expansion of capability through the acquisition of component firms when combined with the Company's technological and manufacturing skills at the component level will allow it to achieve improved levels of MFM integration. The Company believes that it will thereby be better able to respond to customer requirements for reduced size and weight and lower cost.

PRODUCTS

     Every microwave transmission system contains a microwave "front end" that performs the function of transforming modulated voice, data or video from an intermediate frequency ("IF") signal (generally 10 MHz to 500 MHz) into a microwave frequency signal for transmission and/or converting an incoming signal from microwave frequencies back into an IF modulated voice, data or video signal. A microwave front end will usually consist of several interconnected MFMs and single function components.

     Point-to-Point Radio Market. In the point-to-point radio market, REMEC manufactures microwave front ends or outdoor units (ODUs) as well as the individual microwave modules (including diplexers, transceivers, synthesizers) that provide the microwave front end functionality. Traditionally, radio companies such as P-COM purchased individual modules and performed ODU integration internally. As these radio companies have grown, there has been a significant trend towards outsourcing the entire ODU. Using REMEC's broad functional microwave capability, the Company has been able to obtain a large portion of ODU business from its existing customers. REMEC also supplies a significant portion of microwave modules to traditional customers with established in-house integration capability.

     VSAT Market. Like the point-to-point radio business, the Company has focused its VSAT business at the ODU level. Most VSAT system integrators procure the complete ODU. REMEC also provides microwave modules such as power amplifiers to ODU integrators. A significant portion of this business is with STM, although the Company is currently marketing an industry standard SCPC (single channel per carrier) ODU at C-Band with plans to develop an additional product this year. The Company has also completed development of a low cost SES VSAT terminal for STM for rural telephony applications.

     Cellular/PCS Market. In the cellular/PCS market, the Company sells components including filters, amplifiers, VCOs and mixers that are used in base station infrastructure equipment. The Company also sells a number of MFMs including delay filter assemblies and filter/LNA assemblies for higher performance digital base stations. The Company expects to derive significant synergy from recently acquired component capability to provide more fully integrated radio solutions to this industry much like the VSAT and point-to-point radio business.

     Defense Market. REMEC focuses its efforts on defense programs which it believes have the highest probability of follow-on production. Tactical aircraft, satellites, missile systems and smart weapons comprise the majority of the platforms of the Company's customers. Defense industry programs from which REMEC derives or may derive significant revenues include: (i) the F-22 Stealth Tactical Fighter Aircraft program for the U.S. Air Force for which the Company is developing switch amplifiers, switch filters, integrated switch modules, power amplifiers, frequency generators, frequency converters and frequency multipliers for three different microwave subsystems (CNI, Radar and Electronic Warfare); (ii) the Airborne Self-Protection

Jammer (ASPJ) program for foreign military customers and the U.S. Navy for which the Company has developed and produced a 28-channel switched filter bank and multi-function components such as frequency modulators; (iii) the Advanced Medium Range Air to Air Missile (AMRAAM) program for the U.S. Air Force for which the Company has developed and produced frequency multipliers, converters and filters; and (iv) the Longbow Missile and Radar programs for the U.S. Army for which the Company has developed and is producing MFMs, amplifiers, VCOs and filters.

     The following table delineates a more complete list of certain of the Company's microwave components and MFMs:

          PRODUCT TYPES                                  FUNCTION                         PRICE RANGE(1)
---------------------------------  -----------------------------------------------------  ---------------
Filters, Duplexers and
  Multiplexers...................  Separate desired frequency bands from undesired bands     $10 -    500
Amplifiers.......................  Increase signal strength and power                        $25 -  5,000
Frequency Mixers.................  Provide frequency conversion function                     $25 -  2,500
Voltage Controlled Oscillators...  Generate frequency controlled by an input voltage         $10 -  1,000
Dielectric Resonator
  Oscillators....................  Generate fixed frequency microwave signal                $250 -  2,000
Cavity Oscillators...............  Generate fixed frequency microwave signal                $250 -  4,000
Switches.........................  Switch signal between different signal paths             $100 -  2,000
Switch Attenuators...............  Select discrete attenuation values                       $100 -  3,000
Variable Attenuators.............  Select continuously variable attenuation values          $100 -  3,000
Switch Matrices..................  Allow MxN connectivity between M-inputs and N-outputs  $5,000 - 50,000
Switched Delay Lines.............  Select discrete phase delays                           $1,000 -  3,000
Switched Filters.................  Select between multiple filters                          $500 - 25,000
Multipliers......................  Multiply an input frequency by an integer                $100 -  2,000
Comb Generators..................  Provide several multiplied frequencies in a single
                                   output                                                   $100 -  2,000
Frequency Generators.............  Generate multiple discrete frequency outputs             $300 - 25,000
Frequency Synthesizers...........  Generate a discrete stepped frequency output             $300 - 50,000
Frequency Converters.............  Provide frequency conversion function                    $300 -  5,000
Tranceivers......................  Transmit, receive and channel select microwave
                                   signals                                                  $500 -  6,000
Point-to-Point Radio Front         Transmit, receive and channel select microwave
  Ends...........................  signals for terrestrial applications                     $500 - 12,000

---------------

(1) Price is affected by complexity and tolerance of specifications and production quantities.

CUSTOMERS

     The Company's customers for commercial wireless MFMs and components include P-COM, STM, Digital Microwave, General Instrument and Alcatel. The Company's customers for defense microwave MFMs and components include Lockheed Martin, Motorola, Northrop Grumman and Raytheon (including portions of Hughes Aircraft Co. and Texas Instruments which Raytheon acquired in 1997). During fiscal 1997, sales to P-COM accounted for approximately 13% of net sales.

BACKLOG

     The Company's backlog of orders as of January 31, 1997 and January 31, 1998 was $146.8 million ($75.1 million commercial and $71.7 million defense) and $214.9 million ($136.0 million commercial and $78.9 million defense), respectively. The Company includes in its backlog only those orders for which it has accepted purchase orders. However, backlog is not necessarily indicative of future sales. A substantial amount of the Company's backlog can be canceled at any time without penalty, except, in most cases, for the recovery of the Company's actual committed costs and profit on work performed up to the date of cancellation. A failure to develop products meeting contract specifications could lead to a cancellation of the related purchase orders. See "Risk
Factors -- Customer Concentration and Exclusivity," "-- Risk of Cost Overruns and Product Non-Performance; Loss of Investment in Design and Engineering" and "-- Backlog."

SALES AND MARKETING

     The Company uses a team-based sales approach to facilitate close management by Company personnel of relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. The Company's integrated sales approach involves a team consisting of a senior executive, a business development specialist, members of the Company's engineering department and, occasionally, a local technical sales representative. In particular, the use of experienced engineering personnel as part of the sales effort enables close technical collaboration with the customer during the design and qualification phase of new communications equipment which, the Company believes, is critical to the integration of its products into its customers equipment. The Company's executive officers are also involved in all aspects of the Company's relationships with its major customers and work closely with their senior management. The Company utilizes manufacturers and sales representatives to identify opportunities.

     To date, the Company has sold its products overseas with the assistance of independent sales representatives. Sales outside of the United States represented 11%, 17% and 17% of net sales in fiscal years ended January 31, 1996 and 1997 and the nine months ended October 31, 1997, respectively. Sales outside of the United States are denominated in U.S. dollars in order to reduce the risks associated with the fluctuations of foreign currency exchange rates. The international sales do not include products sold to foreign end users by the Company's domestic OEM customers.

MANUFACTURING

     The Company assembles, tests, packages and ships products at its manufacturing facilities located in: San Diego, Escondido, San Jose, Santa Clara and Milpitas, California; Melbourne, Florida; Toronto, Canada; San Jose, Costa Rica; and Tijuana, Mexico. The Company believes that process expertise and discipline are key elements of successful high volume production of microwave MFMs because of the precise specifications required. Since inception, the Company has been manufacturing products for defense programs in compliance with the stringent MIL-Q-9858 specifications. The Company received ISO-9001 certification from the Defense Electronics Supply Center for its facilities at REMEC Microwave. ISO-9001 is a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification. Although this certification is not currently required by any of its customers, REMEC believes that it will be beneficial to the acquisition of future business. To assure the highest product quality and reliability and to maximize control over the complete manufacturing cycle and costs, the Company seeks to achieve vertical integration in the manufacturing process wherever appropriate.

     Historically, the volume of the Company's production requirements in the defense markets was not sufficient to justify the widespread implementation of automated manufacturing processes. The Company anticipates that increased sales of its products to the wireless telecommunications industry will require a significant increase in the Company's manufacturing capacity. Accordingly, the Company has introduced automated manufacturing techniques for product assembly and testing and is currently planning to expand its facilities.

     The Company attempts to utilize standard parts and components that are available from multiple vendors. However, certain components used in the Company's products are currently available only from single sources, and other components are available from only a limited number of sources. The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver its products to its customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Despite the risks associated with purchasing components from single sources or from a limited number of sources, the Company has made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. In 1997, the Company acquired Veritek which provides surface mount capabilities and expertise. The Company also relies on contract manufacturers for circuit board assembly. The Company generally orders components and circuit boards from its suppliers and contract manufacturers by purchase order on an as needed basis. See "Risk Factors Dependence on Suppliers and Contract Manufacturers" and "-- Government Regulations."

COMPETITION

     The markets for the Company's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers who have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors who are responsible for a substantial majority of the present worldwide production of MFMs. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. The Company's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of the Company's customers. For example, innovations such as a wireless telephone system utilizing satellites instead of terrestrial base stations or a device that integrates microwave functionality could significantly reduce the potential market for the Company's products. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

RESEARCH AND DEVELOPMENT

     Research and development expenses recorded by the Company for the fiscal years ended January 31, 1995, 1996 and 1997 and for the nine months ended October 31, 1997 were approximately $2,067,000, $4,016,000, $4,605,000 and
$3,862,000, respectively. The Company's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, are included in cost of sales and the related funding in net sales. The Company expects that as its commercial business expands, research and development expenses will increase in amount and as a percentage of sales.

GOVERNMENT REGULATIONS

     The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the FCC and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

     The Company is also subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

     Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or results of operation.

     The Company believes that it operates its business in material compliance with applicable government regulations.

INTELLECTUAL PROPERTY

     The Company does not presently hold a patent applicable to its products which is significant. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of January 16, 1998, the Company had a total of 1,820 employees, including 1,340 in manufacturing and operations, 227 in research, development and engineering (including 54 designers and drafters, 27 manufacturing engineers, 14 quality engineers and 132 electrical and mechanical engineers), 98 in quality assurance, 31 in sales and marketing and 124 in administration. The Company believes its future performance will depend in large part on its ability to attract and retain highly skilled employees. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppage. The Company considers its employee relations to be good.

FACILITIES

     The Company's principal administrative, engineering and manufacturing facilities are located in eight buildings aggregating approximately 200,000 square feet in San Diego and Escondido, California, consisting of one 21,000 square foot facility owned by the Company and seven leased facilities, pursuant to leases which expire on various dates beginning January 2000 through March 2007. The Company's Northern California operations are located in four leased buildings aggregating approximately 101,000 square feet in San Jose, Milpitas and Santa Clara, California. These leases expire on various dates beginning in March 1998 through October 2003. Q-bit owns a 51,000 square foot building located in Melbourne, Florida and leases 8,000 square feet in a building in San Jose, Costa Rica, with lease expiration in June 1998. Nanowave leases approximately 25,000 square feet in two buildings located in Toronto, Canada, under leases which expire in September 2001. The Company believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of January 31, 1998, are as follows:

              NAME             AGE                           POSITION
    -------------------------  ----  ---------------------------------------------------------
    Ronald E. Ragland(1).....   56   Chairman of the Board and Chief Executive Officer
    Errol Ekaireb............   59   President, Chief Operating Officer and Director
    Jack A. Giles............   55   Executive Vice President, President of REMEC Microwave
                                       and Director
    Joseph T. Lee............   43   Executive Vice President, President of Northern
                                     California Operations and Director
    Denny Morgan.............   44   Senior Vice President, Chief Engineer and Director
    Tao Chow.................   46   Senior Vice President and President of C&S Hybrid
    Michael McDonald.........   44   Senior Vice President, Chief Financial Officer and
                                     Secretary
    James Mongillo...........   59   Senior Vice President and President of Radian and Magnum
    Justin Miller............   48   Vice President and President of REMEC Canada and Nanowave
    Thomas A.                   53   Director
      Corcoran(1)(2).........
    William H. Gibbs(1)(2)...   54   Director
    Andre R. Horn(3).........   69   Director
    Gary L. Luick(3).........   57   Director
    Jeffrey M. Nash(2)(3)....   50   Director

---------------

(1) Member of the Nominating Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

     Mr. Ragland was a founder of the Company and has served as Chairman of the Board and Chief Executive Officer of the Company since January 1983. Prior to joining the Company, he was General Manager of KW Engineering and held program management positions with Ford Aerospace Communications Corp., E-Systems, Inc. and United Telecommunications, Inc. Mr. Ragland was a Captain in the United States Army and holds a B.S.E.E. degree from Missouri University at Rolla and an M.S.E.E. degree from St. Louis University.

     Mr. Ekaireb has served as President and Chief Operating Officer of the Company since 1990 and a director of the Company since 1985. Mr. Ekaireb served as Vice President of the Company from 1984 to 1987 and as Executive Vice President and Chief Operating Officer from 1987 to 1990. Prior to joining the Company, he spent 23 years with Ford Aerospace Communications Corp. Mr. Ekaireb holds B.S.E.E. and B.S.M.E. degrees from West Coast University and has completed the University of California, Los Angeles Executive Program.

     Mr. Giles joined the Company in 1984. He was elected as a director in 1984, Vice President in 1985, Executive Vice President in 1987 and was elected President of REMEC Microwave in 1994. Prior to joining the Company he spent approximately 19 years with Texas Instruments in program management and marketing. Mr. Giles holds a B.S.M.E. degree from the University of Arkansas and is a graduate of Defense Systems Management College.

     Mr. Lee has been a director and Executive Vice President of the Company since September 1996 and was elected as President of the Company's Northern California Operations in December 1997. Prior to the acquisition of Magnum by the Company he was Chairman of the Board, President and Chief Executive

Officer of Magnum. Mr. Lee holds a B.S.E.E. degree from the University of Michigan and M.S.E.E. and ENGINEER (Doctor of Engineering) degrees from Stanford University.

     Mr. Morgan was a founder of the Company and has served as Senior Vice President, Chief Engineer and a director of the Company since January 1983. Prior to joining the Company, he worked with KW Engineering, Micromega, General Dynamics Corporation and Pacific Aerosystems, Inc. Mr. Morgan holds a B.S.E.E. degree from the Massachusetts Institute of Technology and was the Four Year Chancellor's Intern Fellowship Recipient at the University of California, Los Angeles.

     Mr. Chow has served as the President and a director of C&S Hybrid and Senior Vice President of REMEC since July 1997. Prior to the acquisition of C&S Hybrid by REMEC, Mr. Chow was a founder of C&S Hybrid and has served as President and a director of C&S Hybrid since September 1984. Mr. Chow has also served as a director and the President and Chief Financial Officer of Custom Micro Machining, Inc. since 1990, and as a director of Applied Thin-Film Products since April 1995. Mr. Chow holds a B.S.E.E. degree from National Chiao-Tung University in Taiwan and a M.S.E.E. degree from the University of California, Los Angeles.

     Mr. McDonald was appointed Senior Vice President, Chief Financial Officer and Secretary in December 1997. Prior to the acquisition of Magnum by the Company, he had been Vice President and Chief Financial Officer of Magnum. Prior to joining Magnum in 1984, he worked at Watkins-Johnson Company. Mr. McDonald holds a B.S. degree from the University of San Francisco and an M.B.A. degree from California Polytechnic State University at San Luis Obispo.

     Mr. Mongillo joined the Company in February 1997 as part of the Radian Technology acquisition. He is a Senior Vice President of the Company, and is serving as President of both Radian Technology and Magnum Microwave. Prior to the acquisition of Radian Technology, he was the Chairman of the Board, President and Chief Executive Officer of Radian. Mr. Mongillo holds a B.S.E.E. degree from Brown University.

     Dr. Miller has served as President and director of Nanowave Technologies and REMEC Canada and Vice President of REMEC since October 1997. Prior to the Nanowave acquisition by REMEC, he was a founder of Nanowave and served as its President and a director since 1992. Prior to that he served as Vice President -- Engineering of Microwave Technologies, a division of Lucas Industries plc. Dr. Miller holds a Ph.D. from the University of Warwick.

     Mr. Corcoran was elected a director of the Company in May, 1996. Mr. Corcoran has been the President and Chief Operating Officer of the Electronic Systems sector of Lockheed Martin Corporation since March 1995. From 1993 to 1995 Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation, and from 1983 to 1993 he held various management positions with the Aerospace segment of General Electric Company. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology and the Board of Governors of the Electronic Industries Association and a Director of the U.S. Navy Submarine League.

     Mr. Gibbs was elected a director of the Company in May, 1996. Mr. Gibbs has been the President and Chief Executive Office of DH Technology, Inc. since November 1985 and Chairman of DH Technology, Inc. since February 1987. From August 1983 to November 1985, he held various positions, including those of President and Chief Operating Officer, with Computer and Communications Technology, a supplier of rigid disc magnetic recording heads to the peripheral equipment segment of the computer industry.

     Mr. Horn has been a director of the Company since 1988. Mr. Horn is the retired Chairman of the Board of Joy Manufacturing Company. From 1985 to 1991, Mr. Horn served as the Chairman of the Board of Needham & Company, Inc., which is serving as one of the representatives of the underwriters in the offering made hereby. He currently holds the honorary position of Chairman Emeritus of Needham & Company, Inc. Mr. Horn is a director of Western Digital Corporation, a computer equipment manufacturer, and Varco International, Inc., a manufacturer of petroleum industry equipment.

     Mr. Luick has been a director of the Company since 1994. Currently, Mr. Luick is President, Chief Executive Officer and Director of Coded Communications Corporation, a manufacturer of mobile wireless data networking and communications systems providing connectivity to public safety, government and commercial customers worldwide. Mr. Luick served as President and a director of GTI Corporation from 1989 through 1995 and as Chief Executive Officer of GTI Corporation from 1991 through 1995.

     Dr. Nash has been a director of the Company since 1988. From 1995 to 1998, he was the President, Chief Executive Officer and a Director of TransTech Information Management Systems, Inc. From 1994 to 1995, Dr. Nash was Chairman, Chief Executive Officer and President of Digital Perceptions, Inc., and, from 1989 to 1994, was the Chief Executive Officer and President of Visqus as well as Conner Technology, Inc., both subsidiaries of Conner Peripherals, Inc. Dr. Nash is currently a director of Proxima Corporation, a computer equipment manufacturer, ViaSat, Inc., a manufacturer of satellite communication equipment, and Chairman of the Board of Esscor, Inc., a producer of power plant simulators for the electrical utility industry.

     Members of the Company's Board of Directors are each elected for one year terms at the annual shareholders meeting. Officers are elected at the first Board of Directors meeting following the shareholders meeting at which directors are elected and serve at the discretion of the Board of Directors.

     The Board of Directors has a standing Compensation Committee, Audit Committee and Nominating Committee. The Compensation Committee provides recommendations to the Board concerning salaries and incentive compensation for officers of the Company and approves equity grants to the Company's officers. The Audit Committee recommends the Company's independent auditors and reviews the results of and scope of audits and other accounting-related services provided by such auditors. The Nominating Committee reviews potential candidates for service on the Board.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following sets forth certain information regarding the beneficial ownership of the Common Stock as of January 31, 1998, and as adjusted to reflect the sale of the shares offered by this Prospectus (i) by each of the Company's directors and each of the Named Executive Officers, (ii) by all directors and executive officers as a group, (iii) by each person who is known by the Company to own beneficially more than 5% of the Common Stock, and (iv) by the Selling
Shareholders:

                                       SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                              OWNED                                      OWNED
                                       PRIOR TO OFFERING(1)        NUMBER          AFTER OFFERING(1)
                                     ------------------------     OF SHARES     ------------------------
                                      NUMBER       PERCENT(2)      OFFERED       NUMBER       PERCENT(2)
                                     ---------     ----------     ---------     ---------     ----------
Ronald E. Ragland(3)...............  1,146,090       5.40%          292,180       853,910       3.79%
Errol Ekaireb(4)...................    169,819        *              43,293       126,526        *
Joseph T. Lee(5)...................    548,674       2.59%          139,877       408,797       1.82%
Denny Morgan(6)....................    374,746       1.77%           56,212       318,536       1.42%
Jack A. Giles(7)...................    279,878       1.32%           66,063       213,815        *
Gary L. Luick(8)...................     12,350        *                   0        12,350        *
Andre R. Horn(9)...................     19,856        *               5,000        14,856        *
Jeffrey M. Nash(9).................     49,400        *              12,594        36,806        *
Thomas A. Corcoran(10).............     19,088        *                   0        19,088        *
William H. Gibbs(8)................     10,838        *                   0        10,838        *
Michael McDonald(11)...............     86,775        *              22,122        64,653        *
Tao Chow...........................    837,324       3.95%          213,464       623,860       2.77%
James Mongillo.....................    257,920       1.22%           65,753       192,167        *
Justin Miller......................    182,671        *              45,000       137,671        *
All directors and executive
  officers as a group (14
  persons)(12).....................  3,995,431      18.76%          961,558     3,995,431      17.68%
Harold Kries(13)...................     12,286        *               1,000        11,286        *
Jon Opalski(14)....................     89,819        *               2,500        87,319        *
Gary Callaway......................     84,813        *              21,622        63,191        *
Keith Butler(15)...................     56,070        *               5,820        50,250        *
Clark Hickock(16)..................     37,884        *               7,500        30,384        *

---------------

  *  Less than one percent of the outstanding shares of Common Stock.
 (1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.
 (2) Applicable percentage of ownership prior to offering for each shareholder is based on 21,182,651 shares of Common Stock outstanding as of January 31, 1998, together with applicable options for such shareholders. Applicable percentage of ownership after offering for each shareholder is based on 22,482,651 shares of Common Stock, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares. Shares of Common Stock subject to outstanding options are deemed outstanding for computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
 (3) Includes 19,000 shares held by Mr. Ragland's minor children, 3,750 shares held by Mr. Ragland's spouse and 26,650 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998. Mr. Ragland's address is 9404 Chesapeake Drive, San Diego, California 92123.
 (4) Includes 12,000 shares held by Mr. Ekaireb's spouse and 13,500 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
 (5) Includes 13,500 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
 (6) Includes 11,700 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998. All shares beneficially owned by Mr. Morgan are held in the Morgan Trust, of which Mr. Morgan and his spouse act as co-trustees.
 (7) Includes 11,625 shares held by Mr. Giles' spouse and 4,000 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
 (8) Issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
 (9) Includes 4,850 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(10) Includes 10,838 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(11) Includes 2,835 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(12) Includes 108,411 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(13) Includes 900 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(14) Includes 2,250 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(15) Includes 2,511 shares held by Mr. Opalski's spouse and 2,250 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.
(16) Includes 4,050 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 1998.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc., CIBC Oppenheimer Corp. and A.G. Edwards & Sons, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and Selling Shareholders, and the Company and Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Needham & Company, Inc ...........................................
        CIBC Oppenheimer Corp. ...........................................
        A.G. Edwards & Sons, Inc .........................................

                                                                            ---------
                  Total...................................................  2,300,000
                                                                            =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of
$          per share, of which $          may be reallowed to other dealers.
After the offering to the public, the offering price and other selling terms may be changed by the Representatives. No such reduction shall change the amount of the proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 345,000 shares of Common Stock at the same price per share as the Company and the Selling Shareholders receive for the 2,300,000 shares that the Underwriters have agreed to purchase from them. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter, as shown in the above table, bears to the total shown.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Company and the Underwriters and the Selling Shareholders against certain civil liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

     Pursuant to the terms of lock-up agreements, all officers, directors and Selling Shareholders have agreed with the Representatives not to sell, otherwise dispose of, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock or any substantially similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Needham & Company, Inc. The Company has agreed, with certain limited exceptions, not to sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock or any substantially similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Needham & Company, Inc.

     The Underwriters will not make sales to accounts over which they exercise discretionary authority (i) in excess of 5% of the number of shares of Common Stock offered hereby, and (ii) unless they obtain specific written consent of the customer.

     In connection with the offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers of sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, San Diego, California.

                                    EXPERTS

     The consolidated financial statements and schedule of REMEC, Inc. at January 31, 1997 and 1996, and for each of the three years in the period ended January 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference which, as to the years 1997, 1996 and 1995, are based in part on the report of Ireland San Filippo, LLP, independent auditors, and on the report of Bray, Beck & Koetter, independent auditors. Such consolidated financial statements are incorporated by reference in this Prospectus and Registration Statement in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   31
Principal and Selling Shareholders....   34
Underwriting..........................   36
Legal Matters.........................   37
Experts...............................   37

======================================================
======================================================
                                2,300,000 Shares

                                   REMEC LOGO

                                  Common Stock
                              -------------------

                                   PROSPECTUS
                              -------------------

                            Needham & Company, Inc.

                                CIBC Oppenheimer

                           A.G. Edwards & Sons, Inc.

                            ------------------------

                                          , 1998
======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Additional Listing Fee.

        SEC Registration Fee..............................................  $ 20,678
        NASD filing fee...................................................  $  7,510
        Nasdaq National Market Additional Listing Fee.....................  $ 17,500
        Blue Sky Qualification Fees and Expenses..........................  $  2,000
        Transfer Agent and Registrar Fees.................................  $  5,000
        Printing and Engraving............................................  $ 65,000
        Legal fees and expenses...........................................  $150,000
        Accounting fees and expenses......................................  $ 35,000
        Miscellaneous expenses............................................  $ 47,312
                                                                            --------
                  Total...................................................  $350,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 317 of the General Corporation Law of California. Articles Fifth and Sixth of the Registrant's Amended and Restated Articles of Incorporation provide as follows:

          "Fifth: The liability of directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

          "Sixth: This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this Corporation and its shareholders through bylaw provisions, or through agreements with the agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Code."

     In addition, Article V of the Registrant's By-laws provides that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by California General Corporation Law and provides for the advancement of expenses upon a receipt of an undertaking to repay such amounts if the person is determined ultimately not to be entitled to indemnification.

     The Registrant has entered into Indemnification Agreements with its officers and directors.

ITEM 16. EXHIBITS

    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------     ------------------------------------------------------------------------------
      1.1      Form of Underwriting Agreement.
      3.1(1)   Restated Articles of Incorporation.
      3.2(1)   By-Laws, as amended.
      5.1      Opinion of Heller Ehrman White & McAuliffe.
     23.1      Consent of Ernst & Young LLP, Independent Auditors.
     23.2      Consent of Ireland San Filippo, LLP, Independent Public Accountants.
     23.3      Consent of Bray, Beck & Koetter, Independent Public Accountants.
     23.4      Consent of Counsel (included in Exhibit 5.1).
     24.1      Power of Attorney (included on page II-4).

---------------

(1) Previously filed with the Securities and Exchange Commission as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-80381) filed on February 1, 1996 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  A. UNDERTAKING PURSUANT TO RULE 415

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs A(l)(i) and A(l)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

  B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. UNDERTAKING IN RESPECT OF INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, REMEC, Inc. has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California on February 4, 1998.

                                          REMEC, INC.

                                          By:     /s/ RONALD E. RAGLAND
                                            ------------------------------------
                                            Ronald E. Ragland
                                            Chairman of the Board and
                                            Chief Executive Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Ronald
E. Ragland, Errol Ekaireb and Michael McDonald his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               CAPACITY                    DATE
---------------------------------------------   ----------------------------   -------------------

            /s/ RONALD E. RAGLAND               Chairman of the Board and         February 4, 1998
---------------------------------------------   Chief Executive Officer
              Ronald E. Ragland                 (Principal Executive
                                                Officer)

              /s/ ERROL EKAIREB                 President, Chief Operating        February 4, 1998
---------------------------------------------   Officer and Director
                Errol Ekaireb

              /s/ JACK A. GILES                 Executive Vice President,         February 4, 1998
---------------------------------------------   President of REMEC Microwave
                Jack A. Giles                   Division and Director
              /s/ DENNY MORGAN                  Senior Vice President, Chief      February 4, 1998
---------------------------------------------   Engineer and Director
                Denny Morgan

              /s/ JOSEPH T. LEE                 Executive Vice President and      February 4, 1998
---------------------------------------------   Director
                Joseph T. Lee

            /s/ MICHAEL MCDONALD                Senior Vice President, Chief      February 4, 1998
---------------------------------------------   Financial Officer and
              Michael McDonald                  Secretary (Principal
                                                Financial and Accounting
                                                Officer)

                  SIGNATURE                               CAPACITY                    DATE
---------------------------------------------   ----------------------------   -------------------

              /s/ ANDRE R. HORN                 Director                          February 4, 1998
---------------------------------------------
                Andre R. Horn

              /s/ GARY L. LUICK                 Director                          February 4, 1998
---------------------------------------------
                Gary L. Luick

             /s/ JEFFREY M. NASH                Director                          February 4, 1998
---------------------------------------------
               Jeffrey M. Nash

                                                Director                          February 4, 1998
---------------------------------------------
             Thomas A. Corcoran

                                                Director                          February 4, 1998
---------------------------------------------
              William H. Gibbs

                                 EXHIBIT INDEX

EXHIBIT                                                                            SEQUENTIALLY
 NUMBER                                DESCRIPTION                                NUMBERED PAGES
--------  ----------------------------------------------------------------------  ---------------
 1.1      Form of Underwriting Agreement........................................
 3.1(1)   Restated Articles of Incorporation....................................
 3.2(1)   By-Laws, as amended...................................................
 5.1      Opinion of Heller Ehrman White & McAuliffe............................
23.1      Consent of Ernst & Young LLP, Independent Auditors....................
23.2      Consent of Ireland San Filippo, LLP, Independent Public Accountants...
23.3      Consent of Bray, Beck & Koetter, Independent Public Accountants.......
23.4      Consent of Counsel (included in Exhibit 5.1)..........................
24.1      Power of Attorney (included on page II-4).............................

---------------

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-80381) filed on February 1, 1996 and incorporated herein by reference.